KILPATRICK TOWNSEND & STOCKTON LLP www.kilpatricktownsend.com Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

August 10, 2011	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com

VIA EDGAR, E-Mail and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:                      Michael R. Clampitt, Senior Counsel

Re:	United Community Banks, Inc.
Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-175226
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2011
File No. 333-174420
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 4, 2011
File No. 001-35095

Dear Mr. Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide the below response to the Staff’s comment letter to the Company dated July 14, 2011 and subsequent telephone conferences with the Staff on July 27, 2011 and July 29, 2011 relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 29, 2011 (File No. 333-175226) (the “Recapitalization Resale Registration Statement”).  With respect to the Recapitalization Resale Registration Statement, we are submitting our response in advance of filing an amendment to the Recapitalization Resale Registration Statement as we would like to resolve the issue before we file an amendment.

Additionally, this letter responds to the Staff’s comment letter to the Company dated July 29, 2011, relating to the Company’s Registration Statement on Form S-1 that the Company originally filed  with the Commission on May 23, 2011, and that it amended by filing Amendment No. 1 to the Registration Statement on Form S-1 on June 30, 2011 (File No. 333-174420) (as so amended, the “Elm Ridge Resale Registration Statement”), and relating to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the Commission on May 4, 2011 (File No. 001-35095).  With respect to the Elm Ridge Resale Registration Statement, the Company is responding to the Staff’s comments by revising the Elm Ridge Resale Registration Statement as set forth below.

Letter to the Securities and Exchange Commission
August 10, 2011

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letters, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc., United or the Company in the response below refer to United Community Banks, Inc.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

RECAPITALIZATION RESALE REGISTRATION STATEMENT

Prospectus Cover Page

1.
We note the non-voting common stock will be sold by the selling shareholders at a price of $9.50 per share, or at privately negotiated prices, until a market develops for the nonvoting common stock. However, shares of non-voting common stock cannot be sold at privately negotiated prices since there is no existing market for such shares. Please revise to disclose that the selling shareholders will sell the non-voting common stock at a price of $x.xx per share until the shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Response:

To address the Staff’s comment regarding the offering price of the non-voting common stock absent a public trading market for such securities, the Company is proposing to disclose a method that the selling shareholders will apply to determine the price at which the non-voting common stock will be sold.  Because the non-voting common stock is identical in all respects to the Company’s common stock (except that it is non-voting and converts into common stock), the proposed method for determining the offer and sale price of the non-voting common stock will be based on the offering price of the Company’s common stock at such time.  Those revisions were filed with the comment letter response filed by the Company on July 25, 2011.  As requested by the Staff by telephone on July 29, 2011, the Company is also proposing disclosure that will clarify that the 15,914,209 shares of non-voting common stock being registered for resale are convertible into 15,914,209 shares of the Company’s common stock, subject to the satisfaction of certain conditions.  All of the proposed revisions, including those previously filed with our July 25, 2011 response letter, are shown in the redlined draft attached hereto as Exhibit A.  If the proposed revisions shown in Exhibit A satisfy the Staff’s concerns, we will proceed with the filing of an amendment that will incorporate these changes as well as other changes to conform to corresponding changes made in the Elm Ridge Resale Registration Statement to address the Staff’s comments.

Set forth below are the reasons why the Company believes that disclosure of a method for determining the price at which shares of the non-voting common stock will be sold by the selling shareholders complies with applicable law and comports with the Commission’s policy of market transparency.

In response to the Staff’s initial comment, the Company researched the controlling federal statutes, rules and regulations promulgated by the Commission and interpretive releases by the Division of Corporate Finance to determine the legal basis for requiring that securities without a public trading market, which are registered by a registrant for resale by selling shareholders on a continuous or delayed basis, be sold at a fixed price until a market develops for the securities.  The Company was not able to find any such requirement.

Letter to the Securities and Exchange Commission
August 10, 2011

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The Recapitalization Resale Registration Statement was filed on behalf of the selling shareholders named therein, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling shareholders.  Because the offering qualifies as a secondary offering by selling shareholders under Rule 415(a)(1)(i), the offering is not a primary “at-the-market” offering under 415(a)(1)(x) that may only be accomplished when an active trading market exists for the securities being offered.  Accordingly, in a bona fide secondary offering of securities on a continuous or delayed basis, Rule 415 does not require that selling shareholders offer and sell such securities at a fixed price, regardless of whether or not an active trading market for the securities exists.

The Recapitalization Resale Registration Statement is also subject to Item 501 of Regulation S-K, promulgated under the Securities Act, and Schedule A of the Securities Act, each of which outline the required disclosure in a registration statement with respect to the offering price of the securities.  Where securities are offered for cash, Item 501(b)(3) of Regulation S-K  requires that a registrant disclose the price to the public of the securities; however, “[i]f it is impracticable to state the price to the public, [a registrant may] explain the method by which the price is to be determined.”  Schedule A(16) of the Securities Act also permits a registrant to disclose the method for computing the proposed offering price of securities being registered as opposed to disclosing a fixed price at which the securities are proposed to be sold.1

In accordance with Rule 415, Item 501 and Schedule A of the Securities Act, the proposed revisions attached hereto as Exhibit A provide a method for computing the price at which the selling shareholders will sell the Company’s non-voting common stock that is tied to the offering price of the Company’s common stock at such time.  The Company’s common stock is listed on the Nasdaq Global Select Market under the symbol “UCBI” and an active trading market for the common stock exists.  The non-voting common stock is identical in every way to the Company’s common stock except that it is non-voting and converts into common stock.

ELM RIDGE RESALE REGISTRATION STATEMENT

Prospectus Cover Page

1.
We note your response to comment 4 in our letter dated June 17, 2011. Absent a market price, the securities cannot be offered at privately negotiated prices. Accordingly, please revise to disclose the price at which the securities will be offered and sold.

1 See subpart (16) to Schedule A (Requirements For Registration of Securities Other Than a Security Issued by a Foreign Government or Political Subdivision Thereof) of the Securities Act of 1933, as amended, which states in part, “[t]he price at which it is proposed that the security shall be offered to the public or the method by which such price is computed . . .”

Letter to the Securities and Exchange Commission
August 10, 2011

Response:

The requested revision has been made in Amendment No. 2 to the Elm Ridge Resale Registration Statement (the “Amendment”).  That and all other revisions made in the Amendment are shown in the redlined draft that we have sent to the Staff by e-mail and Federal Express to facilitate your review.

Recent Developments, page 1

2.
In the event you request acceleration of effectiveness of the registration statement prior to filing the Form 10-Q for the quarter ended June 30, 2011, please revise to disclose the results of operations disclosed in the Form 8-K furnished July 28, 2011.

Response:

On August 9, 2011, the Company filed its Quarterly Report on Form 10-Q/A for the period ended June 30, 2011.  The Quarterly Report on Form 10-Q/A for the period ended June 30, 2011 is incorporated by reference into the Amendment.  Notwithstanding the foregoing, we have also provided second quarter updates throughout the Amendment.

3.	Please revise to disclose what progress has been made to date, if any, with regard to selling foreclosed properties pursuant to the Problem Asset Disposition Plan.

Response:

As part of the Problem Asset Disposition Plan, $28.9 million of foreclosed properties were sold during the second quarter.  Also during the second quarter, we had $22.0 million in new foreclosures resulting in an ending balance of foreclosed properties of $47.6 million at June 30, 2011.

Tax Benefits Preservation Plan, page 11

4.
We note your representation that for purposes of determining your ability to use your deferred tax asset you have not incurred an “ownership change” as defined under Section 382(g) of the Internal Revenue Code. Please file a tax opinion that supports this representation. Refer to Item 601(b)(8) of Regulation S-K.

Response:

The requested revision has been made in the Amendment.

Exhibits

5.	Please file as an exhibit to the registration statement the asset purchase agreement relating to the bulk loan sale that occurred in April 2011.

Response:

The requested revision has been made in the Amendment.

Letter to the Securities and Exchange Commission
August 10, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Notes to Consolidated Financial Statements
Note 5 – Loans and Allowance for Loan Losses, page 11

6.
We note your response to comment 17 in our letter dated June 17, 2011. So that the reader may have a better understanding of the appraisal policies utilized in determining charge-offs on impaired loans and on OREO, please address the following:

•	Tell us and disclose your appraisal policy;

•	Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

•	Describe, when you receive new appraisals, the type of appraisals received, such as “retail value” or “as is value”;

•
Discuss how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Discuss the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Discuss the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value is measured appropriately; and

•	Discuss how you determine the amount to charge-off.

Response:

We have repeated each bullet of the Staff’s bulleted comments below in bold.  The Company’s response follows each such bulleted comment:

●	Tell us and disclose your appraisal policy;

o	Response: We have attached the Company’s appraisal policy as Exhibit B hereto.

●	Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

o
Response:  Collateral-dependent impaired loans and OREO are evaluated quarterly and are written-down to 80% of market value as determine by a current appraisal, which is an appraisal that was performed within the last 12 months. This time frame has been selected due to market conditions as a result of economic downturn.

●	Describe, when you receive new appraisals, the type of appraisals received, such as “retail value” or “as is value”;

Letter to the Securities and Exchange Commission
August 10, 2011

o	Response: Appraisals and evaluations for real estate secured transactions are required as follows:

New Loans

	Appraisals	Evaluations*	Comments
Commercial Real Estate	> $250,000	</= $250,000	Regulatory Requirement. Waivers Not Permitted.
Business Loans	> $1,000,000	</= $1,000,000	Regulatory Requirement. Waivers Not Permitted.
1 – 4 Family Residential	> $250,000	</= $250,000	Regulatory Requirement. Waivers Not Permitted.

Loan Increases and Renewals

	Appraisals	Evaluations*	Comments
Commercial Real Estate	> $250,000	</= $250,000	A new appraisal is not required if an existing appraisal that supports the current transaction can be validated. An evaluation >1 year old should be updated with a new evaluation.
Business Loans	> $1,000,000	</= $1,000,000	Same as commercial real estate.
1 – 4 Family Residential	> $250,000	</= $250,000

Status Changes and Downgrades

	Appraisals	Evaluations*/Validations	Comments
Downgrades to OREO	> $0.00	Not applicable
Valid appraisals** required prior to taking as OREO.  The Regional Credit Officer can waive the pre-foreclosure requirement, but valid appraisals must be provided within 90 days after title is taken as OREO.

Downgrades to Risk Rated 7, 8 and 9 (non-accrual)	None	Single Family >$500,000; Commercial >$1,000,000	Existing valid appraisals or within 90 days of downgrade, validation of existing appraisals or new appraisals. Waiver by the Regional Credit Officer permitted.

Letter to the Securities and Exchange Commission
August 10, 2011

Routine Monitoring

	Appraisals	Evaluations*/Validations	Comments
Commercial OREO if held more than 5 years	> $250,000	</= $250,000	Regulatory Requirement. Waivers Not Permitted.
1 – 4 Family Residential OREO	None	Required annually	Waivers by the Regional Credit Officer permitted.
Risk Rating 7 to 9	None	> $250,000	Required every 60 months. Waivers by the Regional Credit Officer permitted.
*             Appraisals may be used when evaluations are required.

**           Appraisals  remain “valid” if there have been no obvious or material changes in market conditions or physical aspects of the property since the existing Appraisal was performed.

In addition, a new valuation should be considered, but is not required, when there have been material changes in market or property conditions (e.g. changes in rental income).  The need for a revaluation should be considered against the overall status of the loan including sponsorship and tenancy factors.

The valuation methodology used is as follows:

1.	One-to-Four Family - Each dwelling unit financed is based on its market value. Appraisals are to be performed on FNMA or FHLMC forms approved for use by the Credit Administration.
2.
Acquisition and Development (“A&D”) and Developed Lot Acquisition (“DLA”) - For A&D and DLA properties, analyses that consider appropriate discounts and deductions for holding costs, marketing costs, and entrepreneurial profits are used to determine market values.

3.	Land - The direct sales comparison approach is typically used to determine the market value of raw or unimproved land.
4.
Commercial Properties – Must conform to generally accepted appraisal standards as evidenced by the Uniform Standards of Professional Appraisal Practice. Typically, three approaches to value apply (cost, income and sales comparison approach).

Discounted cash flow methodology (“DCF”) should be used, in addition to any other valuation approaches that may be applicable.  Based on availability of market data, such DCFs may use retail lot values or bulk sales (wholesale values) to third-party builders.

●
Discuss how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

o
Response:  A partially charged-off loan would generally remain on nonaccrual until the charged-off amount is recovered unless the Company and borrower agree to an A/B note structure where the borrower would amortize the “A” note.  Given satisfactory performance over a six-month period and documented repayment capacity, the “A” note could then be returned to accrual status.  Partially charged-off loans where payment performance does not meet the Company’s expectations are liquidated and further charge-down is taken based on 80% of market value as determined by new appraisals received in accordance with our appraisal policy.

Letter to the Securities and Exchange Commission
August 10, 2011

●	Discuss the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

o
Response:  The Company classifies a loan as “nonaccrual” when full repayment of principal and interest is not anticipated, the loan is categorized “impaired” or the loan becomes 90 days past due.  All collateral-dependent nonaccrual loans are charged-down to 80% of market value as determined by a current appraisal.  Specific reserves are allocated in the allowance for loan and lease losses methodology for impaired nonaccrual credit relationships $500 million and greater.  All specific reserves for collateral-dependent loans are charged-off prior to quarter-end as directed by the FDIC.

●	Discuss the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value is measured appropriately; and

o
Response:  Collateral-dependent impaired loans are charged-down to 80% of their appraised value.  In rare cases where a loan has been determined to be impaired without a current appraisal at the end of a reporting period, the amount of impairment would be estimated based on the appraisal on file and known values of similar properties and a specific reserve would be established within the allowance for loan losses to bring the carrying amount of the loan down to 80% of estimated market value.  Upon receipt of a new appraisal, the loan would be charged-down to 80% of the appraised value and the specific reserve released.  Instances where impairment is determined to exist and a current appraisal is unavailable are very rare.  Typically, specific reserves that remain after quarter-end are for non-real estate loans where impairment is measured based on discounted cash flows.

●	Discuss how you determine the amount to charge-off

o
Response:  Impairment is determined to exist when a loan is not expected to be collected in accordance with the contractual terms. As most of our impaired loans are collateral dependent real estate loans, the amount of impairment is typically measured as the amount by which the principal balance of the loan exceeds the market value of the collateral. In most cases, the customer has no capacity to repay the loan from means other than the sale of the collateral.  Upon our determination that the credit is impaired, it is placed on nonaccrual status and the principal balance is charged-down to 80% of market value.  If the age of the most recent appraisal is greater than 12 months at the time of initial charge-down, a new appraisal is ordered and upon receipt and review of the new appraisal, additional charge-down is taken, if necessary, based on 80% of market value.

The Company employs an internal database to track and manage criticized assets (watchlist credits risk-rated 7 “watch” and 8 “substandard” or worse).  Criticized Asset Report forms (“CARs”) are generated at least quarterly and are used to manage our watchlist credits exceeding $50M in total related exposure, which would include the documentation and approval of charge-downs for substandard credit relationships.  In instances where the Bank determines that additional charge-down is necessary over and above the 80% policy, justification is provided in the body of the CAR charge-off report.

Note 10 – Common and Preferred Stock Issued /Common Stock Issuable, page 21

7.
We note your response to comment 20 in our letter dated June 17, 2011. Please provide us with sufficient additional information to enable us to better understand your accounting for the Elm Ridge transaction. In this regard, for each instrument included in the transaction, address how the respective fair values were determined, and address whether there were any beneficial conversion features or any type of derivative which may have existed under EITF 00-19 or other related authoritative literature.

Letter to the Securities and Exchange Commission
August 10, 2011

Response:

The transaction with Elm Ridge was part of our tax preservation plan to allow us to increase the number of common shares we could issue without incurring a change of ownership under IRC Section 382.  At the time, Elm Ridge (collective reference for Elm Ridge Offshore Master Fund, Ltd. and Elm Ridge Value Partners, L.P.) was our largest shareholder and only shareholder owning more than 5 percent of our common shares.  We eliminated Elm Ridge as our largest voting common shareholder by exchanging their common shares for Series D preferred stock and a warrant to purchase common stock.

The preferred stock is cumulative and perpetual and pays a dividend at a floating rate of 90 day LIBOR plus 9.6875 percent and resets quarterly.  The preferred stock has no conversion feature but is callable by United after three years.  The issuance of preferred shares was not registered and there is no market for such shares.  The warrant was issued with an exercise price of $2.50 ($12.50 after consideration of United’s 1 for 5 reverse stock split effective June 17, 2011) which was 54 percent above the market price of United's common stock at the time of issuance.  The warrant was granted to Elm Ridge as an inducement for the exchange to allow them to participate in any significant appreciation in our common stock.  Aside from United’s option to call the preferred stock, there are no embedded derivatives or beneficial conversion features in the preferred stock.  The transaction was structured with the intent of giving Elm Ridge equity instruments with the same value as the common stock they exchanged.

The transaction with Elm Ridge included no stated or unstated rights and privileges with the agreements that would require separate accounting.  We considered the applicability of ASC 505-30-25 and ASC 505-30-30 in arriving at our accounting treatment for the transaction.

We evaluated the applicable accounting criteria in EITF 07-5 and EITF 00-19 and concluded that the warrant should be recorded in equity and such evaluation will be reconsidered at each quarterly reporting period as required under EITF 00-19.  The fair value of the warrant was determined using a Black-Scholes option pricing model as of the date the warrant was issued.

The fair value of the preferred stock was determined using discounted cash flow analysis.  The fair value of the common stock received was determined based on the closing price of United’s common stock on the date of the exchange.  The fair value of the warrants plus the preferred stock approximates the value of the common stock received in the transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 40

8.
We read your response to comment 23 in our letter dated June 17, 2011; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence (i.e., projections of future taxable income) you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Based on the information provided it appears that you are placing a significant amount of reliance on your expectations regarding future earnings, but it is unclear to us how you have determined these projections are objectively verifiable given your recent earnings history and the uncertainty around the current economic and regulatory environment (e.g., we reference the regulatory MOU). Given the above, please reconsider the need to provide a valuation allowance against your net deferred tax asset or provide us with a more robust analysis which clearly identifies both the positive and negative evidence considered and the weight given to each piece of evidence. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions (such as, the number of years used in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates, and revenue and expense growth rates utilized).

Letter to the Securities and Exchange Commission
August 10, 2011

Response:

While we agree that the cumulative losses in recent years provide negative evidence, we believe that negative evidence is outweighed by objective positive evidence.  ASC 740-10-30-22 c. states that “[a] strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”  We believe the past three years are an aberration and even though the economic recovery may be slower than we would all like, our longer-term historical performance and the strategic steps we have recently taken with raising capital, disposing of problem assets and shifting the composition of our loan portfolio, we will not experience losses of the magnitude we recently experienced and we expect to be profitable.

Our recent losses were largely the result of the collapse of the housing market that was particularly harsh in the Southeastern United States where we operate.  Our losses are not the result of a fundamental problem with our operating model but rather the effects of the weak economic cycle on a highly concentrated loan portfolio.  Because our loan portfolio was heavily concentrated in residential construction loans that were dependent on the sale of the underlying collateral for repayment, we suffered severe losses as the housing market collapsed.

However, since the beginning of the weak economic cycle, we have reduced our concentration of residential construction loans from a high of approximately 35 percent of our loan portfolio to 12 percent today.  While reducing our concentration, we recognized substantial losses as we sold many of our riskiest assets but we have also significantly improved our credit measures.  At their peak in the first quarter of 2010, our nonperforming assets represented 5.32 percent of total assets.  At the end of the second quarter of 2011, only 1.60 percent of our assets were nonperforming, down from 1.73 percent in the first quarter.  More importantly, the inflow of new nonperforming loans has steadily decreased to $36 million in the second quarter from a high of $190 million in the third quarter of 2009.  By taking these great strides in shifting our loan portfolio away from construction loans and cleansing our balance sheet of its credit problems, we have substantially improved all credit measures – a trend we expect to continue.  This leads us to believe that we are at, or very near, a point of sustainable profitability even in light of the continuing weak economy.

In addition, until 2008, the Company had never suffered a quarterly loss and those same fundamentals that made the Company profitable for over six decades remain in place today.  We have a stable and experienced management team.  Unlike the volatility, short life spans, limited cash, large start-up losses, and potential product obsolescence that can exist in the high-tech industry or certain manufacturing segments, the financial services industry has long been a profitable and stable industry.  While the recent economic downturn has been severe, history has shown that the financial services industry will recover.

Letter to the Securities and Exchange Commission
August 10, 2011

United has a strong core banking franchise with a very large base of loyal customers and healthy growth in the number of new customers and accounts.  We hold a dominant deposit market share position in a number of markets in which we operate.  In fact, the market disruption caused by failed community banks within our footprint has further strengthened our market share.  With the exception of certificates of deposit which we have intentionally not pursued due to our excess liquidity, we have consistently increased core customer deposits every consecutive quarter for the past ten quarters.  At June 30, 2011, our non-CD, non-public funds deposits were up $450 million, or 19%, from December 31, 2009.  This increase in both the number and dollar amount of deposits has resulted from organic growth with business and retail customers and greatly strengthens the value and earnings potential of our company.

We have also remained sharply focused on maintaining the highest levels of customer service while effectively managing loan and deposit pricing.  We were recently named by JD Power and Associates to their top 40 Customer Service Champions list – the only bank in the United States to be included on that list and we have been ranked their top bank in customer service in the Southeastern United States.  That recognition has contributed to our strong core deposit growth and makes us the service leader within our markets.  In addition to strong customer service, we operate in dynamic, fast growing markets.  United’s footprint contains some of the fastest growing counties in the United States.  In fact, among all U.S. banks with assets from $5 billion to $50 billion, United has had in recent years the seventh fastest growing footprint in terms of projected population growth.

There are a number of potential tax planning strategies that could also be employed to preserve our ability to use our net operating loss carryforwards.  Those strategies include selling our tax-exempt municipal bonds and purchasing taxable securities in order to generate more taxable earnings and surrendering our bank-owned life insurance policies, which would immediately create taxable income.  In addition, as of June 30, 2011 our available for sale securities had gross unrealized gains of $37.4 million.  Those securities could be sold to create taxable income.  United also owns most of its branch facilities and further taxable income could be generated through a sale / leaseback transaction in order to preserve net operating losses.  Our bank-owned life insurance policies and branch facilities will continue to appreciate in value over the twenty-year net operating loss carryforward period and could be used if necessary to preserve net operating losses immediately prior to their expiration.

Providing perhaps the strongest objective evidence of our ability to earn sufficient profits is our recent capital transaction in which we sold $380 million in equity to several institutional investors.  Those investors performed extensive and thorough due diligence including evaluating our ability to utilize our deferred tax assets, particularly our net operating losses.  They concluded well beyond the “more likely than not” standard that we will be profitable and will provide a suitable return on their investment.  In fact, it is safe to assume that the investors concluded that profitability is “probable”, a standard rejected by the Financial Accounting Standards Board (the "FASB") in paragraph 95 a. of “Appendix A:  Basis for Conclusions” of FASB Statement 109 because the FASB was concerned “that recognition of a deferred tax asset that is expected to be realized is prohibited when the likelihood of realizing that asset is considered to be less than probable.”  Closely related to the profitability expectation is the expectation that we will be able to fully utilize our net operating loss carryforwards.  These investors were willing to make a substantial investment at a premium to our then current market price.  We believe they made such an investment because they were convinced, based on objective evidence, that they would earn a substantial return on that investment.  These are sophisticated investors and their willingness to make a substantial investment based on their thorough due diligence is strong, objective positive evidence.

Letter to the Securities and Exchange Commission
August 10, 2011

Those who are most familiar with United and its potential for future earnings – management, our auditors and, most objectively, our recent investors – have thoroughly and independently evaluated the need for a valuation allowance on our deferred tax assets and have all independently concluded that a valuation allowance, beyond that which we have already established for state tax credits with very short carryforward periods, is not necessary or appropriate.

We believe our position is further supported by the applicable accounting literature.  Paragraphs 102 and 103 of the original FASB Statement 109 documents the FASB's consideration of the three-year cumulative loss period in determining whether a valuation allowance is appropriate.  Because the FASB was concerned about the effect on earnings of establishing a valuation allowance solely on the basis of a three-year cumulative loss period and subsequently reducing the valuation allowance merely by exiting a three-year cumulative loss position, the FASB concluded that, while the cumulative loss period is a strong piece of negative evidence, other evidence should be considered.

In paragraphs 96 and 97 of “Appendix A:  Basis for Conclusions” of FASB Statement 109, the FASB established that the criterion for measurement of a deferred tax asset is “more likely than not” which is defined as “a level of likelihood that is more than 50 percent.”  Paragraph 96 also states that “the [FASB] believes that the criterion required for measurement of a deferred tax asset should be one that produces accounting results that come closest to the expected outcome, that is, realization or non-realization of the deferred tax asset in future years.”  Clearly it was not the intent of the FASB that the three-year cumulative loss position be used as a bright line test to determine whether a valuation allowance is required without consideration of other evidence, both positive and negative.  If it was, companies would have to establish full valuation allowances at the time they entered a three-year cumulative loss position.  That practice would be inconsistent with the FASB’s intent and a misapplication of GAAP that would lead to potentially significant valuation allowance reversals in the future.  While conservatism is important and appropriate in accounting, overly conservative valuation allowances can be just as damaging to shareholders as being under conservative.

We believe that our internal analysis provides objective evidence that it is more than 50 percent likely that our deferred tax assets will be realized with the exception of certain state tax credits with very short carryforward periods for which we have established a valuation allowance.  We further believe that our position is consistent with the FASB’s intent of avoiding the establishment of a valuation allowance that is probable to be reversed within a short period of time.

Letter to the Securities and Exchange Commission
August 10, 2011

As for documentation of our assumptions included in our forecast model (estimated growth rates, net interest margins, loan loss provisions and revenue and expense growth rates), those are explained in the materials previously provided confidentially to the Staff, including their context with our historical financial results.  We point out that our second quarter 2011 was profitable and compared favorably to the results included in the forecast model.  In the comment the Staff references our Memorandum of Understanding (“MOU”) with the FDIC as being a source of negative evidence.  With our recent capital transaction and disposition of problem assets, we are in full compliance with all terms of the MOU and we are optimistic that the MOU will be removed with our changed risk profile.  Therefore, as a source of negative evidence, it carries very little weight.

While we strongly believe, based on a careful review of the positive and negative evidence, that no valuation allowance is necessary at this time, we know that this evaluation must be ongoing and we must consider changing circumstances and how they affect the future realization of our deferred tax assets.  We agree that an independent evaluation of the evidence must be performed at each reporting period to determine whether a valuation allowance is required.  We further agree to establish a valuation allowance if and when the evidence supports such a position.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:           Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Sonny MacArthur, Porter Keadle Moore, LLP

EXHIBIT A

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August __, 2011

PROSPECTUS

UP TO 39,999,986 SHARES OF COMMON STOCK

UP TO 15,914,209 SHARES OF NON-VOTING COMMON STOCK
(which converts into 15,914,209 shares of common stock)

This prospectus relates to the offer and sale by certain selling shareholders identified herein (the“Selling Shareholders”) of up to 39,999,986 shares of our common stock, par value $1.00 per share (the “Common Stock”) and up to 15,914,209 shares of our non-voting common stock, par value $1.00 per share (the “Non-Voting Common Stock”) (which immediately converts at any time and from time to time into 15,914,209 shares of our Common Stock, provided certain conditions are met, as described in this prospectus under “Description of Capital Stock—Non-Voting Common Stock”).  We issued the Common Stock and the Non-Voting Common Stock (collectively, the “Securities”) in a private placement to the Selling Shareholders that closed on March 30, 2011 (the “Private Placement”).  We are registering the resale of the Securities as required by the investment agreement and subscription agreements (the “Investment Agreements”) that we entered into with the Selling Shareholders.

The Selling Shareholders may sell all or a portion of the Common Stock from time to time, in amounts, at prices and on terms determined at the time of the offering.  Until such time as a market develops for the Non-Voting Common Stock, if any, the Selling Shareholders may sell all or a portion of their shares of the Non-Voting Common Stock from time to time at a price per share that is equal to the lower of (i) the price per share that any Common Stock is being sold for in the same offering, or (ii) the then-prevailing market price of the Common Stock.  Thereafter, the Selling Shareholders may sell all or a portion of their shares of the Non-Voting Common Stock from time to time in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price of the Non-Voting Common Stock or at negotiated prices.  We will not receive any proceeds from the sale of the Securities by the Selling Shareholders.  The Securities may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page __.

Our Common Stock is currently traded on the Nasdaq Global Select Market under the symbol “UCBI”.  On August   , 2011, the last reported sale price of our Common Stock on the Nasdaq Global Select Market was $      per share.  You are urged to obtain current market quotations of our Common Stock.  The Non-Voting Common Stock is not listed on any stock exchange, and we do not intend to list any shares of such stock on a stock exchange.  No market currently exists for the Non-Voting Common Stock.  When and if a market develops, you are urged to obtain current market quotations of our Non-Voting Common Stock.

Investing in the Securities involves a high degree of risk.  See the section entitled “Risk Factors” beginning on page     and the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.  An investment in the Securities of United Community Banks, Inc. is not insured by the Federal Deposit Insurance Corporation or any other government agency.

The Securities are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is ____________ __, 2011

EXHIBIT B

Subject 504: Appraisal Policy

A)	CHAPTER OVERVIEW
            Policy Statement

B)	Appraisals or Evaluations NOT REQUIRED

C)	Appraisals and Evaluations REQUIRED

D)	DOCUMENTATION

1.  Appraisals & Evaluations
a)      Valuation Methodology
b)      Who Performs
c)      Who Orders
d)      Timing of Receipt, Review and Effective Date of Appraisal and Evaluation Reports
e)      Who Reviews
f)       Value Opinions Used For LTVs

2.  Validations
a)      Who Performs
b)      Who Approves
c)      Supporting Documentation
d)      Timing

3.  Master Appraisals
a) What it must contain
b) Master Appraisal Sales Tracking Log Form

E)   LEGAL REQUIREMENTS

1.	Confidentiality And Customer Rights TO Receive Appraisal and Evaluation Reports
a)  General
b)  Regulation B

2.  Regulatory References

D)      DEFINITIONS

1.   Abundance of Caution
2.	Appraisal
3.	Appraisal Department
4.	Approved Appraiser List
5.	Business Loan
6.	Commercial Real Estate
7.	Complex (Definition)
8.	Evaluation
9.	Market Value
10.	Material
11.	Validation
12.	Waiver

A)  CHAPTER OVERVIEW

POLICY STATEMENT - Various banking regulations impose requirements on the preparation and use of real estate Appraisals and Evaluations by Federally insured institutions (see “Regulatory References”).  Policy in this chapter complies with Federal regulations and, along with some added policy, is designed to promote good business practices, including prudent safeguards.

Unless specifically noted as Guidance in italics, all direction given in this chapter constitutes policy or policy statement, including this Chapter Overview.  Accordingly, Guidance is not required policy, but rather suggested procedure, departure from which does not require a waiver or constitute an exception to policy.

B)	APPRAISALS OR EVALUATIONS NOT REQUIRED - Federal regulations do not require appraisals or Evaluations when:

1.	The transaction is not secured by Real Estate.
2.	A lien on Real Estate has been taken as collateral in an Abundance of Caution (see Definition, Section F).
3.	The transaction is wholly or partially insured or guaranteed by a United States government agency or a United States government sponsored agency.
4.	UCBI is acting in a fiduciary capacity.

C)	APPRAISALS AND EVALUATIONS REQUIRED – Unless exempt from Federal Regulations, Appraisals and Evaluations for real estate secured transactions are required as follows:

New Loans
	Appraisals	Evaluations*	Comments
Commercial Real Estate	> $250,000	</= $250,000	Regulatory Requirement. Waivers Not Permitted
Business Loans	> $1,000,000	</= $1,000,000	Regulatory Requirement. Waivers Not Permitted
1 – 4 Family Residential	> $250,000	</= $250,000	Regulatory Requirement. Waivers Not Permitted

Loan Increases and Renewals (All Categories – based on total $’s)

	Appraisals	Evaluations*	Comments
Commercial Real Estate	> $250,000	</= $250,000	A new Appraisal is not required if an existing Appraisal that supports the current transaction can be validated. An Evaluation >1 year old should be updated with a new Evaluation.
Business Loans	> $1,000,000	</= $1,000,000	Same as Commercial Real Estate
1 – 4 Family Residential	> $250,000	</= $250,000

Status Changes and Downgrades
	Appraisals	Evaluations*/Validations	Comments
Downgrades to OREO	> $0.00	Not applicable
Valid Appraisals** required prior to taking as OREO.  The Regional Credit Officer can waive the pre-foreclosure requirement, but valid Appraisals must be provided within 90 days after title is taken as OREO.

Downgrades to Risk Rated 7, 8 and 9 (non-accrual)	None	Single Family >$500,000; Commercial >$1,000,000	Existing Valid Appraisals or within 90 days of downgrade, validation of existing Appraisals or new Appraisals. Waiver by the Regional Credit Officer permitted.

Routine Monitoring
	Appraisals	Evaluations*/Validations	Comments
Commercial OREO if held more than 5 years	> $250,000	</= $250,000	Regulatory Requirement. Waivers Not Permitted
1 – 4 Family Residential OREO	None	Required annually	Waivers by the Regional Credit Officer permitted
Risk Rating 7 to 9	None	> $250,000	Required every 60 months. Waivers by the Regional Credit Officer permitted.
* Appraisals may be used when evaluations are required.
**Appraisals  remain “valid” if there have been no obvious or material changes in market conditions    or physical aspects of the property since the existing Appraisal was performed.

NOTE:  A new valuation should be considered, but is not required, when there have been material changes in market or property conditions (e.g. changes in rental income).  The need for a revaluation should be considered against the overall status of the loan including sponsorship and tenancy factors.

D)           DOCUMENTATION

1.	Appraisals and Evaluations:

a)	Valuation Methodology:
i)	One-to-Four Family - Each dwelling unit financed is based on its Market Value. Appraisals are to be performed on FNMA or FHLMC forms approved for use by the Credit Administration.
ii)
A&D and Developed Lot Acquisition (DLA) - For A&D and DLA properties, analyses that consider appropriate discounts and deductions for holding costs, marketing costs, and entrepreneurial profits are used to determine Market Values.

iii)	Land - The direct sales comparison approach is typically used to determine the Market Value of raw or unimproved land.
iv)
Commercial Properties – Must conform to generally accepted appraisal standards as evidenced by the Uniform Standards of Professional Appraisal Practice (USPAP). Typically, three Approaches to Value apply (Cost, Income and Sales Comparison Approach).

Guidance - Discounted cash flow methodology (DCF) should be used, in addition to any other valuation approaches that may be applicable.  Based on availability of market data, such DCFs may use retail lot values or bulk sales (wholesale values) to third-party builders.  In theory, the Market Value that results from discounting such lot values over time should be the same regardless of which approach is used or whether retail or wholesale values are used. For DLA and Land, LTVs are based on values that are the lower of acquisition costs or Market Values, unless the property has been owned for 3 years or more (refer to FDIC guidelines).

b)	Who Performs:
i)	Federal Regulations require Appraisals to be performed by State licensed or Certified appraisers, as follows:
●	for non-complex One-to-Four Family, Loans less than $1,000,000 by State licensed appraisers and Loans of $1,000,000 and over by State certified appraisers;
●	for complex One-to-Four Family (e.g., custom-designed homes), Loans less than $250,000 by State licensed appraisers, and Loans of $250,000 and over by State certified appraisers;
●	for commercial properties (including A&D, developed lots, land), by State certified appraisers.
●	While not a federal regulatory requirement, Appraisals must be performed by third parties, when litigation is anticipated, unless waived by Risk Management.

ii)
Evaluations may be prepared by UCBI designated Review Officers or consultants external to UCBI who have real estate-related training or have experience relevant to the property types, who are capable of rendering an unbiased opinion, who have no interest, financial or otherwise, in the property or the transaction, and who have no decision and / or approval responsibility for the associated Loans (including lenders).

c)
Who Orders – To retain independence all Appraisals except 1-4 Family Appraisals (see below) prepared by third parties must be contracted by UCBI designated Review Officers, Regional Credit Officer or the Appraisal Department on a non-preferential and unbiased basis from appraisers with the requisite education, expertise and competence for the appraisal, who are capable of rendering an unbiased opinion, and who have no interest, financial or otherwise, in the property or the transaction.  Appraisers, who have been qualified by UCBI to perform appraisals and evaluations, are placed on the Approved Appraiser List.  UCBI cannot accept Appraisals or Evaluations ordered or influenced by borrowers.  Appraisals ordered by other “financial services institutions” can be accepted, if reviewed and approved by the Appraisal Department or the Review Officer.

i)
One-to-Four Family –Loan Assistant or lender other than the originating officer should order Appraisals and Evaluations from fee appraisers that are listed on the Appraisal Departments Residential Appraiser List and document the order in writing. One-Four Family properties over $1 million transaction amount should be ordered by the Review Officer.

ii)
Commercial Properties, A&D, Developed Lots and Land – The Appraisal Department must order all Appraisals to be prepared by third parties for transactions greater than $2,000,000.  Below $2,000,000, Regional Credit Officer or Review Officers should order Appraisals and Evaluations from fee appraisers that are listed on the Appraisal Departments Commercial Appraiser List using the approved standard engagement letter.

Guidance – Appraisals or Evaluations should not be ordered prior to loan approval, unless the borrower consents to pay the fee.

d)
Timing of Receipt, Review and Effective Date of Appraisal and Evaluation Reports – Appraisals and Evaluations or Validations supporting terms of approval documents must be received and reviewed prior to funding new Loans, Loan increases and renewals.  It should be extremely rare that an Appraisal or Evaluation is not received and reviewed prior to closing.  If the Appraisal or Evaluation is not available prior to closing, the lender must make every effort to receive a written memorandum from the appraiser indicating the opinion of value.

Any decision to accept an appraisal or evaluation after closing must be approved by the Regional Credit Officer and the level of credit approval authority involved, and consider the financial condition of the sponsors and their ability to make a loan curtailment, if required, upon receipt of the Appraisal or Evaluation.  Commitment letters and loan agreements must stipulate that loan amounts will be reduced to conform to approved LTVs.

The effective date of Appraisal and Evaluation reports must be no more than 12 months prior to the date of the transaction or downgrade.  Use of an existing Appraisal older than 12 months is permitted if it can be validated.

Appraisals ordered from fee appraisers may be received electronically or by paper copy

    Guidance - Loan renewals and transfers to OREO – If there has been no obvious and material change in market conditions or physical aspects of the property since the existing Appraisal was performed, a Validation should be utilized to determine if an existing Appraisal remains valid in support of loan or asset exposure amounts.  Evaluations greater than 1 year old should be replaced with an new Evaluation.

e)	Who Reviews:
Federal Guidance stipulates that all appraisals must be reviewed.

i)
One-to-Four Family - Appraisals must be reviewed by a CEO designee to determine that such reports are acceptable in content and that their value conclusions are reasonable.  When the Appraisal is not acceptable, the issue must be resolved, typically through discussions with the appraiser.  The Reviewer must indicate “Reviewed by” and initial and date the front page of the report to confirm their review and acceptance. One-Four Family properties over $1 million transaction amount should be reviewed by the Review Officer.

ii)
Commercial Properties (including A&D, Developed Lots and Land) - The Appraisal Department will review all appraisals over $2,000,000.  Appraisals and Evaluations below the $2,000,000 threshold must be reviewed by a designated Review Officer or Regional Credit Officer to determine that such reports are acceptable in content and that their value conclusions are reasonable.  The review must be documented using the Appraisal Compliance Checklist.

Guidance – The Appraisal Department may be consulted to assist in the discussions with the appraiser and/or resolution of the issues.  The Appraisal Department will consider reviewing appraisals below the required loan exposures only upon special request.  For quality assurance and accuracy, the Appraisal Department may periodically sample appraisals not required to be reviewed by the Department.  If it is determined that a material discrepancy in value exists, the Lender and Regional Credit Officer will be notified.  Also, when the designated Review Officer or Regional Credit Officer does not accept the Appraisal, the Appraisal Department should be consulted.

f)
Value Opinions Used for LTVs – Lending policy stipulates loan-to-value ratios (LTVs) for One-to-Four Family, A&D Loans, Developed Lot Acquisition Loans and Land Loans and commercial properties.  The values to be used for such LTVs are the Market Values estimated by those indicated in paragraph D) b, i, entitled “Who Performs”.  When Appraisals are required, only State licensed or certified appraisers may adjust values for use in determining LTVs.  Through it’s review of Appraisals and Evaluations, the Appraisal Department’s adjusted Market Values take precedence over all other opinions. (Note: for loans to purchase an existing property, the term “value”, under Federal regulations, means the lesser of the actual acquisition cost or the estimate of Market Value.)

2.	Validations

Validations are written statements adequately documenting that estimates of Market Value contained in Appraisal reports remain valid; i.e., the Market Value of the properties in the existing report has not materially declined.  Validations cannot be used to modify the original Market Value and there cannot have been collateral changes to the property since the date of the original appraisal.  The validation process requires analysis of pertinent market data as well as the performance of the subject real estate.  When a Validation affirms the previous Market Value, it may be used to extend the useful life of the previous Appraisal.  A Validation does not change the date of value of the previous Appraisal or modify the original Market Value.

a)
Who Performs - Validations may be performed by a designated Review Officer or Regional Credit Officer the Appraisal Department, or a bank officer, other than the originating lender, who have real estate-related training or have experience relevant to the property type.  However, prior to an appraisal being validated, the appraisal must first be reviewed and accepted by the Review Officer or the Appraisal Department, based on transaction amount.

b)	Who Approves – Validations may be approved by the level of authority approving the Loans, or the Appraisal Department.

c)	Supporting Documentation for Validations include: -
i)	Market data contained in Appraisals of other comparable properties;
ii)	A&D Status Reports and Subdivision DCFs for A&D and developed lot loans;
iii)	Loan Submissions that include sufficient data to support the property type being validated;
iv)	Market data from the most current real estate publication relating to the property (e.g. Metrostudy, Co-Star.)

Guidance – For Validations, the Validation Form should be used.

d)
Timing - Validations are to be completed prior to anticipated transactions and are to be no more than 6 months old.  There is no age limit pertaining to the Appraisal or Evaluation that is being validated.  However, there cannot have been collateral changes to the property since the date of the original Appraisal or Evaluation.

3.      Master Appraisals (Single Family Residential Subdivisions)

When the Bank is financing a number of substantially identical residential units for a specific borrower in a single subdivision, with the only significant difference being the lots on which each unit is constructed and/or the construction extras added to the base model, Risk Management may, at their discretion, obtain Master Appraisals in lieu of obtaining a separate Appraisal or Evaluation on each unit.  Master Appraisals are utilized for new loans and for loan renewals.   A “Master Appraisal File” can be created to encompass all model types within a subdivision.

What the Master Appraisal File must contain:

a)
An Appraisal or Evaluation of each base model type including a value estimate for any anticipated construction extras that may have a material impact on market value (i.e. over $500 in cost to the home buyer) and the value of any lot premiums or discounts; and

b)
A Master Appraisal Sales Tracking Log form, which may be supported by, but not limited to, copies of sales contracts, settlement statements or notations of sales prices reported by title companies, Appraisals or Evaluations of similar models on different lots or with construction extras, or other documentation substantiating arm’s length sales for each model type. Variances in sales prices from appraised values should be noted.

A Master Appraisal is deemed to remain valid support for financing, provided the preponderance of its documentation, updated at least every 6 months, supports that sales prices of new units at no less than 97% of the value reported in the Master Appraisal.  Any changes to model design or a deterioration in construction costs, lot prices, or general market conditions which appear to have a material negative affect on collateral values are cause for obtaining new Appraisals or Evaluations.

Guidance – Master Appraisals that are no more than 6 months old and are valid can be used to support advances of new Loans under Credit Facilities.  The borrower should be advised that the use of Master Appraisals is solely at UCBI discretion and that UCBI has the right to require individual Appraisals or Evaluations at the borrower’s expense at any time UCBI decides such Appraisals or Evaluations are necessary.

E)     LEGAL REQUIREMENTS

1.            Confidentiality And Customer Rights To Receive Appraisals and Evaluations:

a)
General - All appraisals, evaluations, validations and reviews performed for and by UCBI are considered confidential and proprietary to UCBI.  While the results may be shared and discussed with borrowers (provided they are not in anticipation of foreclosure or other litigation), these reports are normally not distributed to anyone outside UCBI, except upon execution by the receiving party of an Appraisal Release And Indemnification Letter providing that i) no representations are being made with regard to the accuracy of the reports, and ii) the receiving party agrees to indemnify and hold harmless UCBI against any liability resulting from the release of the reports.

b)
Regulation B is a U.S. federal regulation that requires creditors to furnish applicants, upon written request, a copy of an appraisal report used in connection with an application for a loan secured by a One-to-Four Family property, whether the credit is for business or consumer purpose.  This requirement also applies to a request for loan renewal, if UCBI obtains a new appraisal in evaluating the request.  The term “appraisal report” includes: i) the appraisal and other written comments and documents submitted to the creditor in support of the appraiser’s estimate or opinion of value, ii) a document prepared by the creditor’s staff which assigns value to the property if a third party appraisal report has not been used, and iii) an internal review document reflecting if UCBI’s valuation is different from a third party appraisal report.

Further, Regulation B requires that the applicant must be provided a notice of the right to receive a copy of the appraisal or evaluation obtained in conjunction with a request for credit to be secured by a One-to-Four Family property.  The notice may be given at any time during the application process, but no later than when the applicant is advised of action on the loan request.  The notice must specify that the applicant’s written request must be received within 90 days after being notified of the action taken on the credit request or the request is withdrawn.  If the applicant requests an appraisal or evaluation, the lender must provide it within 30 days of the latest of the request, the receipt of the appraisal, or reimbursement for the appraisal.  This notice should be in UCBI’s loan documents.  However, if it is not, or if no loan document is executed and the applicant’s request for a loan is denied or withdrawn, UCBI must provide the notice in a decline letter or in other correspondence.  Sample language for the notice is below.  If the applicant has not already paid for the report, UCBI may charge the applicant its cost for the appraisal or evaluation, in addition to costs for photocopy and postage.  UCBI may also endeavor to obtain an Appraisal Release And Indemnification Letter from the applicant, but it should not be made a condition to releasing a copy of the appraisal report to the applicant, in order to avoid any violation of Regulation B.

Sample Language for Notice of Applicant’s Right to Receive Appraisal- “You have the right to receive a copy of the appraisal or evaluation obtained in conjunction with your application for credit, provided one was obtained.  To receive it you must make a written request to us no later than 90 days after you are notified that your application for credit has been accepted or denied, or you withdraw your application for credit.  We may require you to reimburse us for our cost for the appraisal or evaluation (if you have not already reimbursed us for it) and any photocopy and postage cost we incur in providing it to you.  Mail your request to (give your name and appropriate mailing address).”

2.	Regulatory References – In addition to Regulation B, below is a list of the Federal appraisal and evaluation laws, regulations and guidelines in effect for UCBI.

a)
Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), which promulgated Federal regulations for obtaining appraisals for real estate related transactions.  The most recent regulations by the Interagencies (OCC; FRB; FDIC; OTS) are those amended June 7, 1994 for Real Estate Lending and Appraisals and September 17, 1993 for OREO.

b)	Interagency Appraisal and Evaluation Guidelines, October 27, 1994, October 27, 2003, September 8, 2005

c)
Uniform Standards of Professional Appraisal Practice (USPAP) issued by the Appraisal Standards Board of the Appraisal Foundation (a not-for-profit educational organization authorized by Congress), to which all appraisals must adhere.

d)	Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), which promulgated Federal regulations that set guidelines for real estate lending.

e)
Interagency Guidelines For Real Estate Lending Policies, effective March 19, 1993, stipulate the following loan-to-value limits, above which exceptions must be reported, so that total exceptions can be determined to remain within UCBI’s total capital:

i)	Raw land	65% LTV*
ii)	Land development and developed lots	75% LTV*
iii)	Commercial and multi-family construction	80% LTV*
iv)	One-to-Four family construction	85% LTV*
v)	Improved property	85% LTV*
vi)	Owner-occupied One-to-Four family	90% LTV *

*Refer to additional LTV limitations based on specific property type financing identified within the Specialized Policies.

F)    DEFINITIONS

1.	Abundance of Caution – (from Federal guidelines) A lien on real estate is said to be taken in an Abundance of Caution when:
a)	The market value of the real estate is not material to the decision to approve the credit request; and
b)	Repayment of the loan is well supported by either i) the borrower’s proven and projected cash flow or ii) other collateral.

Guidance – To use this exemption, it must be documented that the extension of credit is well supported by income or other collateral of the borrower, that no more favorable terms are granted, and that repayment of the loan from the real estate taken in an abundance of caution is not less than a tertiary consideration.

2.
Appraisal – (from Federal guidelines) a written statement independently and impartially prepared by a qualified appraiser setting forth an opinion as to the market value of an adequately described property as of a specific date(s), supported by the presentation and analysis of relevant market information. Accordingly, such minimum standards (from Federal guidelines) require that appraisals:

a)
Conform to generally accepted appraisal standards as evidenced by the Uniform Standards of Professional Appraisal Practice (USPAP) unless principles of safe and sound banking require compliance with stricter standards;

b)	Be written and contain sufficient information and analysis adequate to support UCBI’s decision to engage in the transaction;
c)	Contain an estimate of the current Market Value of the property in its actual physical condition;
d)
Analyze and report appropriate deductions and discounts for proposed residential construction or renovation, partially leased buildings, non-market lease terms, and tract development with unsold units;

e)	Be performed by state-licensed or certified appraisers, as appropriate.

3.	Appraisal Department – The Appraisal Department of UCBI is responsible for the overall management and quality of the real estate appraisal process of the Bank.

4.	Approved Appraiser list – Lists appraisers and consultants external to UCBI qualified to perform appraisals and evaluations.

5.	Business Loan - Loans secured by real estate where the primary source of repayment is from the business activity or other sources. The property must be at a minimum 60% owner occupied.

6.	Commercial Real Estate Loan - Loans secured by income producing property where the primary source of repayment is from the real estate. (Sale or lease of property)

7.	Complex – For 1 to 4 family residential appraisals, complex means the form of ownership, market conditions and / or property characteristics are atypical.

8.
Designated Review Officer – UCBI Bank officers who have real estate related training or experience and knowledge of the market relevant to the property and have been qualified by the Appraisal Department.

9.
Evaluation – (from Federal guidelines) a written statement providing an estimate of value to assist in assessing the soundness of a transaction.  Evaluations must contain the preparer’s name, address and signature, and the effective date of the evaluation.  In-house evaluations must have a current property tax card attached.  In addition, evaluations are to:

a.	Describe the real estate collateral, its condition, and its current and projected use;
b.	Describe the sources of information used in the analysis;
c.	Describe the analysis and supporting information;
d.	Provide an estimate of the real estate’s market value, with any limiting conditions; and
e.	Include calculations, supporting assumptions, and, if used, discussion of comparable sales.
f.	Include explanation justifying any significant difference in value between the evaluation conclusion and the attached tax card for in-house evaluations.

For single-family home equity loans, the taxable value may be used in support of the evaluation.

10.
Market Value – (from Federal guidelines) The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.  Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a.	buyer and seller are typically motivated;
b.	both parties are well informed or well advised, and acting in what they consider their own best interests;
c.	a reasonable time is allowed for exposure in the open market;
d.	payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
e.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

11.
Material – Any issue which impacts (changes) the value conclusion by an amount greater than 3% for One-to-Four family properties and 10% for all other property types, or issues which could impact the reliability of the value conclusion but was not addressed (i.e., archeological, environmental, legal, etc., or violations of regulatory and / or UCBI appraisal procedures).

12.
Validation - (from Federal guidelines) A written statement adequately documenting that the estimate of Market Value contained in an existing appraisal or evaluation remains valid; i.e. the market value in the existing report has not materially declined.  Validations do not change the date of value or the Appraisal or Evaluation being validated or modify the original Market Value.  Validations cannot be performed if the Market Value for the collateral has changed (i.e., lots or houses no longer part of the collateral due to sell off.  When a Validation affirms the previous value, it may be used to extend the useful life of that previous appraisal or evaluation and to support a subsequent transaction.  The prior appraisal or evaluation must have been reviewed and accepted by the officer to perform the Validation. The process of validation requires the preparer to accumulate and analyze pertinent market data to support the original value estimate.

13.
Waiver – A waiver is a documented decision to depart from policy if regulatory requirements permit.  Waivers issued by the Regional Credit Officer have to be documented by a memorandum to file and signed by the appropriate approval authorities. (i.e. the appraisal requirement is waived pending the sale of the property).

APPRAISAL POLICY MATRIX

	Residential < $250M	Residential =/>$250M but less than $1MM	Residential =/>$1MM	Residential A&D, Developed Lots & Land Only =/> $2MM	BUSINESS LOAN** Residential or Commercial Property < $1,000,000	Commercial $0 - $250M	Commercial >$250M but <$2MM	Commercial =/>$2MM	NON-Accrual Loans (Residential or Commercial) =/> $1MM
Ordered by:	Appraisal Review Officer (preferred) or Non-Originating Lender. *LOA can order if no other alternative.	Appraisal Review Officer (preferred) or Non-Originating Lender. LOA can order if no other alternative.	Appraisal Review Officer (preferred) or Non-Originating Lender. LOA can order if no other alternative.	Appraisal Department	Appraisal Review Officer (preferred) or Non-Originating Lender. *LOA can order if no other alternative.	Appraisal Review Officer (preferred) or Non-Originating Lender. *LOA can order if no other alternative.	Appraisal Review Officer, RCM, or Appraisal Department	Appraisal Department	Appraisal Department

Performed by:	Someone other than the originating lender or anyone involved in the approval process for the loan.	State Licensed Appraiser or State Certified Residential Appraiser from UCB Approved Appraiser List	State Certified Residential Appraiser from UCB Approved Appraiser List	State Certified General Appraiser from UCB Approved Appraiser List	Someone other than the originating lender or anyone involved in the approval process for the loan.	Someone other than the originating lender or anyone involved in the approval process for the loan.	State Certified General Appraiser from UCB Approved Appraiser List	State Certified General Appraiser from UCB Approved Appraiser List	State Certified General Appraiser from UCB Approved Appraiser List

Minimum Documentation	In-house Evaluation Form < 1 year old with required tax card attached. (Required form on Appraisal Dept. Website)	Appraisal	Appraisal	Appraisal	In-house Evaluation Form < 1 year old with required tax card attached. (Required form on Appraisal Dept. Website)	In-house Evaluation Form < 1 year old with required tax card attached. (see form on Appraisal Dept. Website)	Appraisal	Appraisal	Appraisal
	File documented with reason explaining/supporting any difference in value between the evaluation conclusion and the tax card.				File documented with reason explaining/supporting any difference in value between the evaluation conclusion and the tax card.	File documented with reason explaining/supporting any difference in value between the evaluation conclusion and the tax card.

Evaluation or Appraisal - Age of Document	< 12 months old for Evaluations. <12 months old for Appraisals unless Validated.	< 12 months old unless validated	< 12 months old unless validated	< 12 months old unless validated	< 12 months old for Evaluations. <12 months old for Appraisals unless Validated.	< 12 months old unless validated	< 12 months old unless validated	< 12 months old unless validated	New when Non-Accural is started (RCM approval for any exceptions)

	Residential < $250M	Residential =/>$250M but less than $1MM	Residential =/>$1MM	Residential A&D, Developed Lots & Land Only =/> $2MM	BUSINESS LOAN** Residential or Commercial Property < $1,000,000	Commercial $0 - $250M	Commercial >$250M but <$2MM	Commercial =/>$2MM	NON-Accrual Loans (Residential or Commercial) =/> $1MM
Evaluation or Appraisal - Review Documentation	Appraisals and Outside Evaluations require stamp or notation: "Reviewed by", Name, Date. In-house evaluations do not need to be reviewed.	Stamp or notation: "Reviewed By", Name, Date	Appraisal Review Form	Appraisal Review Form	Appraisals and Outside Evaluations require stamp or notation: "Reviewed by", Name, Date. In-house evaluations do not need to be reviewed.	Appraisal Review Form	Appraisal Review Form	Appraisal Review Form	Appraisal Review Form

Evaluation or Appraisal - Who Reviews the Evaluation or Appraisal	CEO (Bank) Designee other than Loan Officer to review Outside Evaluations or Appraisals.	CEO (Bank) Designee other than Loan Officer	Appraisal Review Officer	Appraisal Review Officer	CEO (Bank) Designee other than Loan Officer to review Outside Evaluations or Appraisals.	CEO (Bank) Designee other than Loan Officer to review Outside Evaluations or Appraisals.	Appraisal Review Officer or RCM	Appraisal Department	Appraisal Department

Validation - Performed by: (for Existing Appraisals only, not applicable for evaluations)	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.	Bank Officer (other than originating lender), Appraisal Review Officer, RCM, or Appraisal Department.
NOTE; At present, it is recommended that appraisals be updated rather than validating an older appraisal that may not be representative of current market conditions.

Validation - Document Approval Requirements	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.	LAR lending authority signees must also concur with the Validation.

Validation - Age of Document (Evaluations over 1 year must be updated with a new evaluation. Validations are not applicable for Evaluations.)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	No more than 6 months old (no age limit on original appraisal age as long as it remains valid)	Current at beginning of Non-Accrual Transaction

*In certain bank locations with only one lender and one LOA, the LOA may order the appraisal.
**A business loan is defined as a loan or extension of credit to any corporation, general or limited partnership, business trust, joint venture, pool, syndicate, sole proprietorship, or other business entity.  An appraisal is not required if the transaction is a business loan that has a transaction value of $1 million or less; and is not dependent on the sale of, or rental income derived from, real estate as the primary source of repayment.